Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Registration Number: 333-144752

Date: November 2, 2007

On November 2, 2007, the consortium of Fortis, Royal Bank of Scotland and Santander issued the following joint press release:

2 November 2007 — Fortis, RBS and Santander Update on Acceptances of ABN AMRO Shares

Fortis, RBS, Santander (collectively the “Banks”) and RFS Holdings are pleased to announce that, following the expiration of the subsequent offering period on 31 October 2007, a total of 1,826,332,482 ABN AMRO ordinary shares (including shares underlying 37,925,911 ABN AMRO ADSs) have been tendered or will be contributed by the Banks to RFS Holdings, representing approximately 98.8% of ABN AMRO ordinary shares.*  During the subsequent offering period, 236,099,027 ABN AMRO ordinary shares (including shares underlying 2,693,888 ABN AMRO ADSs) were tendered to RFS Holdings, representing approximately 12.8% of ABN AMRO ordinary shares.*

A total of 38,731 formerly convertible preference shares have been tendered to RFS Holdings, representing approximately 86.1% of outstanding formerly convertible preference shares.  During the subsequent offering period, 17,986 formerly convertible preference shares were tendered to RFS Holdings, representing approximately 40.0% of outstanding formerly convertible preference shares.

A total of 1,353,056,466 depository receipts representing ABN AMRO convertible financing preference shares have been tendered to RFS Holdings or have been otherwise purchased by RFS Holdings, representing approximately 98.8% of outstanding convertible financing preference shares.

The above shares in aggregate represent approximately 98.8% of ABN AMRO voting rights.*

RFS Holdings intends to cause the delisting of ABN AMRO ordinary shares and ABN AMRO ADSs, and intends to acquire 100% of ABN AMRO’s issued and outstanding share capital in the shortest possible time through the appropriate legal process.

* Excluding treasury shares held by ABN AMRO

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.  Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain